201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

July 23, 2014

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Tech Foundry Ventures, Inc.
Response to Comment letter dated July 21, 2014
Registration Statement on Form S-1
Filed: May 19, 2014
File No. 333-196075

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 21, 2014.

Our officers and directors have experience in the financial consulting industry, which could prevent us from successfully implementing our business plan, and impede our ability to earn revenue, page 9

1.	We note your response to comment 11 of our letter dated June 14, 2014, and revised disclosure on page 9, indicating that your officers and directors lack experience in running a public company in the United States. Please revise your subcaption to accurately describe this risk, or advise.

Response:	Deleted this risk factor. Both directors and the officer have experience in running public companies in the United States.

Our officer and directors may have conflicts in allocating their time to our business, page 12

2.	We note your response to prior comment 15 and revised disclosure on page 12. Please revise your disclosure here, or elsewhere as appropriate, to clarify whether Mr. Levine is affiliated with any competing business, and if so, to explain any conflict arising from such an affiliation.

Response:	Revised to reflect that Mr. Levine is not affiliated with any competing business as his outside affiliation deals with the licensing of Triumph’s music.

Mr. Tom Kluck

July 23, 2014

Possible Potential Conflicts, page 37

3.	We note your response that Mr. Cocks’ responsibilities to West Isle Ventures, Ltd. will be limited to activities in Canada and that his duties to you will be limited to the United States, but we cannot locate this disclosure in the registration statement. Please revise or advise. Please also clarify, if true, that you and West Isle Ventures, Ltd. provide the same services to companies, with the differences being that you target technology, entertainment, and media companies in the United States, while West Isle Ventures, Ltd. targets oil and gas and mining resources companies in Canada.

Response:	Revised. Added “Mr. Cocks has orally agreed to limit his responsibilities at West Isle Ventures, Ltd. to providing consulting services to Canadian companies in industries that we do not intend to pursue. West Isle Ventures, Ltd. has provided consulting services to companies in a variety of industries; however, Mr. Cocks will devote his efforts with us to consult with companies in the United States and with companies in our target industries.”

Exhibit 23.1

4.	Prior to requesting effectiveness please include an updated consent from your independent registered accounting firm for use of its audit report dated May 16, 2014.

Response:	Revised to include the updated consent from the independent registered accounting firm.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc: Jeffrey Cocks, President